FORM  15.  -  Certification  and  Notice  of
Termination
of
Registration  Under Section 12(g) of the
Securities Exchange Act                                 of  1934  or
Suspension of duty to
file  reports  under
Sections  13 and 15(d) of the Securities
Exchange  Act  9 of 1934.

                              Commission  File
Number
0-
     18151

                                                        Dean Witter Realty
Growth Properties, L. P.
  (Exact name of registrant as specified in its
                    charter)

  2 World Trade Center, 46th Floor /  New York,
                       NY 10048 / (212) 392-1054
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


      Units of Limited Partnership Interest
  (Title of each class of securities covered by
             this Form)



 (Titles of all other classes of
    securities for which a duty to
    file reports under section 13(a)
    or 15(d) remains)

      Please  place  an  X in the
box(es)  to designate  the
appropriate  rule provision(s) relied
upon  to  terminate  or suspend the
duty file reports:

               Rule 12g-4(a)(1)(i)
X
Rule 12h3(b)(1)(i)   X
        Rule 12g-4(a)(1)(ii)
Rule 12h-
3(b)(1)(ii)
         Rule 12g-4(a)(2)(i)
Rule 12h-
3(b)(2)(i)
        Rule 12g-4(a)(2)(ii)
Rule 12h-
3(b)(2)(ii)
                                        Rule 15d6

Dean Witter Realty Growth Properties,
L.P. terminated on December 31, 1998.

Approximate   number  of  holders  of
record
as   of   the certification or
notice date:  0

Pursuant to the requirements of  the
Securities Exchange  Act of 1934
has caused this certification/notice
to be signed on its behalf by the
undersigned duly authorized person.

Date:     June 9, 1999
By: Charles
M
 .
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